The Collegiate Esports Invitational Opens Registrations to Compete in the Largest NCAA Valorant Tournament

Students from 10 NCAA Conferences will compete for cash prizes and the title of Valorant Champion

November 4, 2021, Toronto, Ontario - The Gaming Community Network ("GCN"), a GameSquare Esports Inc. company (CSE: GSQ; FRA: 29Q1) ("GameSquare" or the "Company") and Van Wagner are pleased to announce the next edition of The Collegiate Esports International ("CEI"). Registration is now open at www.CollegiateEsportsInvitational.com where students from 110 NCAA colleges and universities will compete for their part of a US$10,000 in cash prizes and the title of Valorant Champion.

"Following the success of the inaugural Collegiate Esports International, we are thrilled to partner with Van Wagner for the second CEI and we are excited to be bringing Valorant to NCAA campuses," said Justin Kenna, CEO of GameSquare. "The first CEI had more than 650,000 live views over the three-day event, and we expect the popularity of Valorant will drive even larger audiences. Esports requires athleticism, focus, concentration, lightening reactions, a deep understanding of strategy, and competitiveness which make it highly engaging form of entertainment."

The Collegiate Esports Tournament pits conferences from across the United States in the first of its kind series to decide national esports supremacy. The event is open to all students from the 110 colleges and universities in the America East Conference, Big South Conference, Big West Conference, Colonial Athletic Association, Metro Atlantic Athletic Conference, Southland Conference, Sun Belt Conference, West Coast Conference, Western Athletic Conference and the Central Intercollegiate Athletic Association.

The tournament starts on November 13, 2021, with the top eight teams moving to the quarterfinals and the opportunity to compete for cash prizes and the title of Valorant Champion. CEI is free to enter with full details available at www.CollegiateEsportsInvitational.com. The competition has been billed "Where Conference Champions Are Crowned" and gives every student the opportunity to represent their school on the national stage.

About GameSquare Esports

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, Reciprocity Corp. ("Reciprocity"), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity's gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

About Gaming Community Network

GCN is the only independent media group completely dedicated to gaming and esports across community sites, content producers, influencers and tournament/event operators. Bridging the gap between traditional media and gaming with a "Gamer First" promise, GCN's aggregated & integrated proprietary media network reaches 65M+ MAUs in the US and 115M+ MAUs globally, driving scale for premium content designed to provoke and share conversations. GCN builds bespoke strategy solutions from content creation to full-scale tournaments for any endpoint be it social, broadcast TV or live stream.  GCN collaborates with its partners to deliver memorable experiences for gamers and brands. Learn more at GCN.gg or follow on LinkedIn: www.linkedin.com/company/GamingCommunityNetwork/

Investor Relations

For further information, please contact Nikhil Thadani, Investor Relations for GameSquare Esports Inc.:

Nikhil Thadani

Email: IR@gamesquare.com

Phone: (647) 670-2500

Media and Press

DKC Esports for GCN

Email: GCN@dkcnews.com

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the business and operations of the Company and its subsidiaries including the Collegiate Esports Tournament. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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